Exhibit (4)(B)

TIAA-CREF Life Insurance Company

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-223-1200]

Guaranteed Lifetime Withdrawal Benefit Rider

Effective Date: [Attached at issue or Upon Receipt]

Rider Specifications

Maximum GLWB Fee *	[ 2.0% ]

Maximum Income Base :	[$5 million ]

Minimum Age to Initiate a GLWB Election	[45 ]

Minimum AGWA Lock-in Age (see page 4)	[55 ]

Annual Guaranteed Withdrawal Amount Percentages

Attained Age at Lock-in (For a Joint-Life GLWB, the AGWA percentage will be based on the younger of the two ages.)	Single-Life GLWB AGWA Percentage	Joint-Life GLWB AGWA Percentage
[55-64]	[4.00%]	[3.50%]
[65-69]	[5.00%]	[4.50%]
[70+]	[5.50%]	[5.00%]

* See further description of the GLWB Fee in the rider. Subject to the maximum stated above, TIAA-CREF Life reserves the right to change the GLWB Fee for all accumulations in any GLWB Account at any time.

This rider is attached to your TIAA-CREF Life Annuity Contract number [xxxxxxxx] and becomes a part of it.

This rider provides the terms and provisions pertaining to an election to participate in the Guaranteed Lifetime Withdrawal Benefit (the “GLWB Election”). The terms and provisions of this rider are specific to any GLWB Election, and the amounts thereunder, and do not modify any terms or provisions pertaining to other amounts under the contract unless explicitly stated. Any terms not specifically defined in this rider should be understood as having the same meanings and applications that they otherwise have under the contract. Any other provisions of the underlying contract not addressed in this rider are applicable equally to a GLWB Election as well as to other amounts under the contract. If, as pertains to amounts under a GLWB Election, any provisions of this rider conflict with any provision of the underlying contract, this rider shall govern.

The purpose of the guaranteed withdrawal benefit provided under this rider is to provide security through a stream of monthly income payments to the owner. Any GLWB Election in effect will terminate, and no guaranteed withdrawal benefit will be provided if the GLWB Accumulations are assigned as described in the GLWB Assignment Provision.

PLEASE READ THE RIDER. IT IS IMPORTANT.

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The following terms and provisions are added to the contract:

A GLWB Election is an election to participate in the GLWB features described in this rider. A GLWB Election is effective when amounts are first allocated to the GLWB Accounts or on such subsequent date the amounts are first allocated to the GLWB Accounts after any previous GLWB Election had terminated. For this rider and any other variable annuity contracts you may have, issued by TIAA-CREF Life with a substantially similar GLWB option, no more than one GLWB election in total can be in effect at any time.

The Annual Guaranteed Withdrawal Amount (AGWA) is the amount that may be withdrawn each GLWB Year under your contract for as long as you live, or, in the case of a Joint Life GLWB, for as long as either you or the GLWB Joint Owner, are alive, as described below. In no event will the AGWA ever be greater than [$275,000] for a Single-Life GLWB or [$250,000] for a Joint-life GLWB.

A Single Life GLWB is a GLWB Election under which the AGWA will be paid after the Lock-in Date and for as long as a single natural person, called the GLWB Owner is alive

A Joint Life GLWB is a GLWB Election under which the AGWA will be paid after the Lock-in Date and for as long as either you who are the GLWB Owner or a second natural person called the GLWB Joint Owner, is alive.

GLWB Ownership. Under a GLWB Election the following conditions are required and assumed to be true and the GLWB provisions will be administered subject to these conditions:

-	For a Single Life GLWB, the GLWB Owner is an owner of the contract
-	For a Joint Life GLWB,
o	the GLWB Owner and the GLWB Joint Owner are both co-owners of the contract and are each other’s spouse, or
o	the GLWB Owner is the owner of the contract and the GLWB Joint Owner is the sole beneficiary of the GLWB Owner and is the spouse of the GLWB Owner.
-	The annuitant under the contract is an owner of the contract and is also the GLWB Owner
-	At least one owner of the contract must be at least 45 years old.

Notwithstanding the above, if we are required by applicable state law, we will allow civil union partners or legally recognized domestic partners to elect a Joint Life GLWB and receive the same benefits as spouses while the GLWB Owner and the GLWB Joint Owner are both living. Civil union partners as well as legally recognized domestic partners are not currently eligible for “spousal continuation” under the Internal Revenue Code, and as such, there may be no benefit to such partners from electing a Joint Life GLWB. Thus, if someone other than your spouse is named as the GLWB Joint Owner, then under federal tax laws upon your death, your annuity must terminate along with any GLWB Election previously in effect. In that event, all benefits or payments under the GLWB Election will no longer be available and the lump-sum death benefit will become payable. You should consult with your tax advisor before making any GLWB Election. In the event that any form of relationship becomes recognized under federal law for the same contractual continuation rights as are currently available to spouses of the opposite gender any such relationship will thenceforth be eligible for the same treatment under this rider as spouses [Same-sex married couples [are only / may only be] eligible for the same treatment as married couples of opposite sex under this rider and under federal law to the extent their marriage is legally recognized in the state of issue of the underlying contract.]

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GLWB Accounts are the investment accounts made available under the Separate Account under the contract for use in connection with the GLWB rider. The GLWB Accounts available as of the effective date of this rider are as follows:

[Account 1]

[Account 2]

[Account 3]

The GLWB Accumulation as of any business day is the then current value of your accumulations under your GLWB Election in all the GLWB Accounts as of the close of that business day.

A GLWB Contribution is any transaction, including premium allocations and transfers, adding amounts to any GLWB Accounts.

A GLWB Withdrawal is any transaction removing amounts from the GLWB Accumulation during the GLWB Accumulation Phase or the GLWB Withdrawal Phase. These include, but are not be limited to, transfers, distributions, contract surrenders or discontinuances, annuitization, AGWA payments, and GLWB Excess Withdrawals. After a GLWB Withdrawal, other than a normal AGWA payment, no GLWB Contribution in the form of a transfer from another investment account under the contract may be applied to the GLWB Account from which the GLWB Withdrawal was made for a period of 90 days.

GLWB Excess Withdrawals are any part of any withdrawal from the GLWB Accumulation made in a GLWB Year during the GLWB Withdrawal Phase after the AGWA for that GLWB Year has already been paid.

A GLWB Transfer is a transfer of accumulations from one GLWB Account to another GLWB Account. GLWB Transfers will have no effect on the HBV, Income Base, or AGWA.

The Lock-in Date for a GLWB Election is the date as of which the AGWA is initially determined for that Election.

Your Highest Birthdate Value (HBV) is set equal to the GLWB Accumulation on the date a GLWB Election is effective. Thereafter, during the GLWB Accumulation Phase it is equal to the highest value of the GLWB Accumulation as of each GLWB Birthday between the date the GLWB Election is effective and any subsequent Business Day to the extent the value on any such subsequent business day may be used to determine the Income Base. The HBV plays no role in your benefits after the end of the GLWB Accumulation Phase. In determining the HBV, the GLWB Accumulation on each GLWB Birthday will be net of any transactions effective on that day.

The Income Base of the GLWB Election is the value that will be used to determine the amount of the AGWA. The Income Base is set equal to the GLWB Accumulation on the date the GLWB Election is effective. Thereafter, during the GLWB Accumulation Phase, the Income Base as of any business day is equal to the greater of the GLWB Accumulation and the HBV as of the close of such business day. In determining the Income Base, the GLWB Accumulation on any day will be net of any transactions effective on that day. As of the Lock-in Date the Income Base will remain at its value as of the prior business day and will change only as a result of subsequent GLWB Contributions, GLWB Withdrawals, or Step-Ups as described in this rider. However, under no circumstances will the Income Base ever be greater than the Maximum Income Base shown in the specifications on page 1 of this rider. TIAA-CREF Life reserves the right to increase this maximum. The value of the Income Base at any point in time does not represent the amount available under this rider for withdrawal or as a death benefit.

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A GLWB Year is the period of time beginning on each GLWB Birthday and ending on the day prior to the GLWB Birthday in the following year. Any calculation under this rider that would normally be performed on the GLWB Birthday will be performed on the prior business day in the event the GLWB Birthday is not a business day. If you are the sole owner of the contract, your birthday is the GLWB Birthday. If the contract has two co-owners, the birthday of the younger of the two owners will be the GLWB Birthday.

GLWB Accumulations Phase.  The GLWB Accumulation Phase is the period of time beginning on the date the GLWB Election is effective and ending on the date when the AGWA is initially determined or “locked-in”.

GLWB Withdrawal Phase.  The GLWB Withdrawal Phase is the period of time beginning on the GLWB Lock-in Date and ending on the earliest of A) the date the GLWB Accumulation is exhausted whether by way of the payment of the AGWA or by an GLWB Excess Withdrawal, B) the date you, or in the case of a joint-life GLWB, when both you and the GLWB Joint Owner, have died, or C) the date the GLWB Election is converted to a life annuity as described below.

GLWB Payout Phase.  The GLWB Payout Phase begins on the date the GLWB Withdrawal Phase ends by way of exhausting the GLWB Accumulation while you and/or the GLWB Joint-Owner are still alive, and while an AGWA is still payable, and ends on the day you and the GLWB Joint-Owner, if applicable, have died. During the GLWB Payout Phase the AGWA will be paid in monthly installments unless you direct us otherwise. In the GLWB year that the GLWB election first enters the GLWB Payout Phase, if the total withdrawals for the year are less than the AGWA, the remaining AGWA will be paid in a lump sum. No additional GLWB Contributions are permitted once the GLWB has entered the Payout Phase and no GLWB Excess Withdrawals are available during the GLWB Payout Phase. During the GLWB Payout Phase the AGWA is paid from the General Account.

Locking-in the AGWA . On any business day that is after the date the GLWB Election is effective and which is on or after your 55th birthday and which is after the end of the contract’s right-to-cancel period, you may “lock in” your Single Life GLWB. In addition, for a Joint-Life GLWB, the GLWB Joint Owner must also be at least age 55. The choice of a Single Life GLWB or Joint Life GLWB is set as of the Lock-in Date. The GLWB Owner and GLWB Joint-Owner if any, under a GLWB Election may not be changed after locking in the AGWA for that GLWB Election. A Lock-in must be for the full amount of AGWA available; no partial lock-in is permitted. The amount of the AGWA will be initially set equal to the Income Base as of the close of the last business day prior to such Lock-in Date, multiplied by the applicable AGWA percentages, shown in the specifications on page 1 of this rider.

The AGWA percentage for a Joint-Life GLWB will be based on the younger of the two ages. The AGWA percentage for a GLWB Election is permanently established on the Lock-In Date and will not change. If, on the Lock-In Date, the calculated AGWA would be less than [$250], no AGWA will be established. Instead, the GLWB Accumulation will be paid to you in a lump-sum and the GLWB Election will terminate.

Withdrawal of the AGWA.  After the AGWA is locked in, you may, for as long as you live, or for as long as either you or the GLWB Joint Owner are alive, if applicable, withdraw up to the AGWA in each GLWB Year, regardless of the GLWB Accumulation. Generally, payment of the AGWA must be taken in the form of monthly installments each equaling one-twelfth of the full AGWA; however we may make other payment schedules available. Withdrawals equal to or less

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than the AGWA in a given GLWB Year will not reduce the AGWA in subsequent GLWB Years. Withdrawals greater than the AGWA, will be deemed GLWB Excess Withdrawals, and will reduce the AGWA in future years as described below. If the entire AGWA is not withdrawn in a given GLWB Year, the portion not taken will “expire” at the end of the year and will not increase the AGWA in subsequent years.

The AGWA will be reduced in the GLWB Year of the Lock-in. The AGWA amount payable for that GLWB Year will equal the AGWA otherwise payable in other GLWB Years, multiplied by A and divided by B where A is the number of days between Lock-In Date and the day before the next GLWB Birthday, and B is 365. After that birthday, 100% of the AGWA may be withdrawn in any GLWB year without any Excess Withdrawal adjustment as described below. If the Lock-In Date is the GLWB Birthday no such reduction will apply.

AGWA Step-Ups.  During the GLWB Withdrawal Phase the AGWA has the potential to be increased or “ Stepped-Up”. The determination for eligibility for a Step-Up occurs automatically every year on the day before the GLWB Birthday. If on such day, the GLWB Accumulation is greater than the Income Base, the GLWB Accumulation becomes the Income Base and the AGWA will be set equal the new Income Base multiplied by the applicable AGWA percentages. In determining the eligibility for a Step-up, the GLWB Accumulation on such day will be net of any transactions effective on that day. If the AGWA is not eligible for a Step-Up, nothing changes and the process is repeated on the day before the next GLWB Birthday. The new higher AGWA takes effect for the GLWB year which began on the GLWB Birthday that is after the day as of which the step-up was calculated.

Effect of GLWB Contributions.  You may make additional GLWB Contributions during the GLWB Accumulation and Withdrawal Phases. During the GLWB Accumulation phase any GLWB Contribution will increase the Income Base and the HBV by the amount of the contribution. During the GLWB Withdrawal Phase any GLWB Contribution increases the Income Base by the amount of the contribution. GLWB Contributions are not allowed during the GLWB Payout Phase. GLWB Contributions during the GLWB Withdrawal Phase immediately increase the AGWA. The increase will be equal to the amount of the contribution multiplied by the applicable AGWA Percentage for this rider.

GLWB Withdrawals During the GLWB Accumulation Phase.  You may withdraw some or all of your GLWB Accumulation during the GLWB Accumulation Phase. Such withdrawals are subject to the restrictions otherwise applicable to withdrawals from other investment accounts under your contract. Such withdrawals reduce GLWB Accumulation by the amount of the withdrawal. Such withdrawals also reduce the HBV and the Income Base by a percentage equaling the ratio of the amount of the withdrawal to the GLWB Accumulation as of the close of the effective date of the withdrawal but prior to the reduction of the GLWB Accumulation by the withdrawal amount. If you withdraw all of your GLWB Accumulation during the accumulation phase, your GLWB Election is terminated and we will have no further obligations under that GLWB Election.

Effect of GLWB Excess Withdrawals.  Any GLWB Excess Withdrawals are subject to any restrictions otherwise applicable to withdrawals from other investment accounts under your contract. GLWB Excess Withdrawals reduce the GLWB Accumulation by the amount of the withdrawal. GLWB Excess Withdrawals will also reduce the AGWA in future years, as well as the Income Base, by a percentage equaling the ratio of the amount of the withdrawal to the GLWB Accumulation as of the close of the effective date of the withdrawal but prior to the reduction of the GLWB Accumulation by the withdrawal amount. The impact of this is that a GLWB Excess Withdrawal could reduce the AGWA by more than the dollar amount of the withdrawal. If a single withdrawal request completes the AGWA for the GLWB Year and also consists of GLWB Excess Withdrawal, only the portion representing an GLWB Excess

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Withdrawal will be treated as such. If you withdraw all of your GLWB Accumulation during the GLWB Withdrawal Phase, your GLWB Election is terminated and we will have no further obligations under that GLWB Election.

Even though GLWB Contributions during the GLWB Withdrawal Phase increase the AGWA for the GLWB Year, as described above, this will not have the effect of increasing the total amount of GLWB Withdrawals exempt from GLWB Excess Withdrawal treatment during that GLWB Year if any such GLWB Withdrawals had already been subject to such treatment during that GLWB Year.

GLWB and the Latest Annuity Starting Date.  If as of the latest annuity starting date as described in the contract, this rider is in the GLWB Withdrawal Phase of a Single Life GLWB, the GLWB Election will be converted to a one-life annuity on the life of the GLWB Owner and any remaining GLWB Accumulation will be reduced to zero and no further benefits or payments will be available under the GLWB Election. If on such date either the GLWB Owner or the GLWB Joint Owner, or both, are alive during the Withdrawal Phase of a Joint Life GLWB, the GLWB Election will be converted to a life annuity payable for as long as either GLWB Owner or the GLWB Joint Owner are alive. Any remaining GLWB Accumulation will be reduced to zero and no further benefits or payments will be available under the GLWB Election. The amount of the annuity benefit payable under the annuities resulting from the conversions described above will be the greater of the AGWA that was payable under the GLWB Election and the amount that would result from the application of the then current GLWB Accumulation to the contract’s applicable annuity purchase rates for an otherwise identical life annuity.

GLWB Death Benefit.  If you die during the GLWB Accumulation Phase, the death benefit attributable to the GLWB Election will be a lump-sum payment of the GLWB Accumulation.

If you die during the GLWB Withdrawal Phase, the death benefit attributable to the GLWB Election will be a payable as follows:

-For non-spouse Beneficiaries a lump-sum payment equal to the GLWB Accumulation.

-For spouse beneficiaries only

- under a Single Life GLWB Election, your spouse beneficiary can choose to receive the death benefit as would a non-spouse beneficiary. Alternatively, under a Single Life GLWB Election, your spouse is eligible to continue as owner of the contract. If your spouse is age 45 or upon attaining age 45 he/she may enter his or her own Single Life GLWB Election with the initial Income Base is set equal to the GLWB Accumulation as of your date of death, or such later date that spouse enters such an election. At age 55, your spouse can choose to lock-in with an AGWA based on the applicable percentages for his or her then current age.

- under a Joint-Life GLWB Election then the surviving spouse (the GLWB Joint Owner) assumes the GLWB Owner’s withdrawal rights, while the Joint Life GLWB Election continues. If your spouse has also died, a lump-sum payment equal to the GLWB Accumulation becomes payable.

Under a Single Life GLWB, if you die during the GLWB Payout Phase AGWA payments end and no further GLWB death benefit is then provided. Under a Joint Life GLWB, once the GLWB Payout Phase has commenced and both you and the GLWB Joint Owner have died, regardless of whether or not one of you died prior to the GLWB Payout Phase, AGWA payments will end and no further GLWB death benefit is then provided.

Under a Joint Life GLWB, no change in benefit occurs as a result of the first death of either the GLWB Owner or the GLWB Joint Owner.

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Any Guaranteed Minimum Death Benefit provision that has been elected under the contract applies to the payment of the GLWB Accumulation to the extent it becomes payable as a death benefit. All GLWB Withdrawals will be included in the calculation of the adjusted sum of withdrawals associated with any such Guaranteed Minimum Death Benefit.

Additional GLWB Accounts Separate Account Charge. The Separate Account Charge for each of the GLWB Accounts will include an additional GLWB Fee. This fee may vary among different GLWB Accounts. The GLWB Fee for any GLWB Account will be a percentage of the GLWB Account’s average net assets not to exceed the maximum effective annual rate stated on the first page of this rider.

Subject to this maximum, TIAA-CREF Life reserves the right to change the GLWB Fee for all accumulations in any GLWB Account at any time. Upon termination of a GLWB Election, the GLWB Fee associated with that GLWB Election will cease to apply.

The mortality and expense risk charge and the administrative expense charge will apply to the GLWB Accounts and operate in accordance with provisions of the mortality and expense risk charge and the administrative expense charge for other investment accounts as described in the contract.

GLWB Termination Rights. TIAA-CREF Life reserves the right to stop accepting any future GLWB contributions into one, some, or all GLWB Accounts. TIAA-CREF Life also reserves the right to delete one or more GLWB Accounts so long as at least one GLWB Account remains available for as long as there remain GLWB Accumulation under this contract or other similar contracts utilizing such GLWB Accounts. If you have a GLWB Accumulation in an account that is deleted, you must transfer it to another GLWB Account in order to maintain the GLWB Election. If the underlying contract is terminated then any GLWB Election under this rider is also terminated. At any time that no benefits remain payable under any GLWB Election under this rider, such GLWB Election is terminated. If a GLWB Election is terminated as described above, you may not make a new GLWB Election effective until 90 days have elapsed since the prior GLWB Election terminated.

GLWB Date of Birth Corrections. If we become aware of a correction to your date of birth or a co-owner’s date of birth if applicable we will make corrections as follows:

-	If we receive the correction during the GLWB Accumulation Phase, the HBV will be recalculated in accordance with correct date of birth.
-

If we receive the correction during the GLWB Withdrawal Phase and it would not render you below the minimum lock-in age as of the Lock-in Date, but would have changed the applicable AGWA Percentage, the AGWA amount will be recalculated for the current year and future years. In this case, no adjustments – positive or negative – will be made in connection with payments or withdrawals made before the correction.

-

If the correction is received during the GLWB Withdrawal Phase and would render you below the minimum lock-in age as of the Lock-in Date, your previously processed lock-in will be nullified and all impacted values will be adjusted to fairly reflect the effects of any interim withdrawals. A new affirmative election to lock-in would be required once you attain age 55.

-	All future step-up evaluations will be based on the corrected birthday.
-	Birthday corrections received during the GLWB Payout Phase will have no impact.

GLWB Assignment. Neither GLWB Accumulations nor any GLWB payments may be assigned after the Lock-in Date. Any assignment of the contract prior to the Lock-in Date, will result in all GLWB Accumulations being transferred to the Money Market Account and termination of the GLWB Election.

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Effect of Divorce on GLWB Benefits. In the event the GLWB Owner is divorced while a GLWB Election is in effect, the GLWB Election will be apportioned into two effective GLWB Elections in accordance with the terms of the applicable Qualified Domestic Relations order (QDRO) or other alternative equivalent, and pursuant to the following rules which will apply in addition to all otherwise applicable GLWB provisions of this rider:

For a GLWB Election in the GLWB Accumulation Phase:

-	The GLWB Accumulation will be apportioned between the resulting GLWB Elections.
-	The same GLWB Birthday as was previously applicable will apply to both resulting GLWB Elections.
-	Both of the resulting GLWB Elections can subsequently lock into a Single life GLWB Election or a Joint Life GLWB at the AGWA percentages applicable to each one respectively.

For a Single Life GLWB Election in the GLWB Withdrawal Phase:

-	The GLWB Accumulation, Income base, and AGWA will be apportioned between the resulting Single-Life GLWB Elections.
-	The same GLWB Birthday as was previously applicable will apply to both resulting GLWB Elections.
-	Both of the resulting Single-Life GLWB Elections will pay their AGWA only for as long as the original GLWB Owner is alive.
-	The same AGWA percentages applicable to the original Election apply to both resulting GLWB Elections

For a Joint Life GLWB Election in the GLWB Withdrawal Phase:

-	The GLWB Accumulation, Income base, and AGWA will be apportioned between the resulting Single-Life GLWB Elections.
-	The same GLWB Birthday as was previously applicable will apply to both resulting GLWB Elections.
-	Each of the resulting Single-Life GLWB Elections will pay their AGWA for as long as their respective GLWB Owners is alive.
-	The same AGWA percentages applicable to the original Election apply to both resulting GLWB Elections

For a Single Life GLWB Election in the GLWB Payout Phase:

-	The AGWA will be apportioned between the resulting Single-Life GLWB Elections.
-	Both of the resulting Single-Life GLWB Elections will pay their AGWA only for as long as the original GLWB Owner is alive.

For a Joint Life GLWB Election in the GLWB Payout Phase:

-	The AGWA will be apportioned between the resulting Single-Life GLWB Elections.
-	Each of the resulting Single-Life GLWB Elections will pay their AGWA for as long as their respective GLWB Owners is alive.

Conformity with Interstate Insurance Product Regulation Commission (IIPRC) Standards

This rider was approved under the authority of the IIPRC and issued under the Commission standards. Any provision of this rider that, on the provision’s effective date, is in conflict with IIPRC standards for Individual Deferred Variable Annuity Contract is hereby amended to conform to such standards as of the provision’s effective date.

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The Systematic Withdrawal, Systematic Withdrawals to Pay Financial Advisor Fees, Dollar-Cost Averaging, and Automatic Account Rebalancing features of the contract, if any, are not available in connection with the GLWB Accumulations.

The Maintenance Charge section of your contract is modified by adding the following:

Such proration will only include amounts in your GLWB Accumulations if your GLWB Election is in the GLWB Accumulation Phase. If your GLWB Election no longer in the GLWB Accumulation Phase, then the proration will not include amounts in your GLWB Accumulation and any portion of the maintenance charge in excess of the Money Market Account Accumulation for which no other accumulation is available, will be waived.

The Reports section of your contract is modified by adding the following:

For any GLWB Election that may be in effect under a GLWB Rider attached to this contract, the report will provide:

(i)	notification that you may contact us to find out what the prospective AGWA is for a GLWB Election in the GLWB Withdrawal Phase, or
(ii)	the current AGWA for a GLWB Election that has locked in.

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